Exhibit 99.1

DRAFT MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF MYT NETHERLANDS PARENT B.V. (the Company) held at the offices of the Company, Einsteinring 9 in Aschheim Germany, on Thursday, March 6, 2025 at 17.00 CET

Chairperson: Nora Aufreiter, Chairperson of the Supervisory Board of the Company Secretary: Jans van der Woude, Company Secretary of the Company

1.       Opening

The Chairperson opened the meeting at 17.00 CET and welcomed all present. On behalf of the Management Board Michael Kliger, CEO and Martin Beer, Chief Financial Officer, attended the meeting. On behalf of the Supervisory Board Marjorie Lao, Cesare Ruggiero, Susan Saideman, Michaela Tod and Sascha Zahnd attended.

The Chairperson made a few formal announcements before proceeding with the meeting. She stated that in accordance with article 37 clause 1 of the articles of association of the Company, she would chair this Extraordinary General Meeting of Shareholders and that Jans van der Woude was appointed as Secretary of this Extraordinary General Meeting. She explained that this meeting was held in English.

The meeting was convened in accordance with the statutory and legal requirements by publishing the convening notice of the Meeting on our website on 21 January 2025, stating that a general meeting would be held at the offices of the Company and therefore that legally valid resolutions can be adopted.

Approximately 79 million ordinary shares are represented at the Meeting. Voting instructions have been received through proxies for the total number of 78,810,392 shares. The total issued and outstanding share capital excluding treasury shares at this moment is 85,698,540 ordinary shares. This means that nearly 92% of the share capital entitled to vote was represented at the meeting.

2.       Composition of the Supervisory Board (resolution)

The Chairperson proceeded to the composition of the Supervisory Board. She explained that on October 7, 2024, the Company and Richemont Italia Holding S.p.A., a joint stock company (società per azioni) incorporated under the laws of Italy (Richemont Italy), among others, entered into a share purchase agreement (the SPA) for the shares to be acquired in YOOX Net-a-Porter Group S.p.A., a joint stock company (società per azioni) incorporated under the laws of Italy (YNAP), in exchange for which the Company will issue additional shares in its share capital (the Transaction). As part of the Transaction, it was agreed that Richemont Italy may nominate one individual to serve as a member of the Supervisory Board subject to, and with effect from, completion of the Transaction, i.e., upon completion of the sale and purchase of the shares in YNAP. Furthermore, it was agreed that at the first general meeting of shareholders (the General Meeting) of the Company called following the date of the SPA, the Company shall propose for the appointment of the Supervisory Board nominee of Richemont Italy. In view of this, it was proposed to appoint Mr. Burkhart Grund as a member of the Supervisory Board, subject to completion of the Transaction and with such appointment to become effective upon completion of the Transaction. Mr. Burkhart Grund will receive no remuneration from the Company for serving on the Supervisory Board.

The Nominations, Governance and Sustainability Committee of the Supervisory Board (the NGSC) recommended the appointment of Mr. Burkhart Grund as member of the Supervisory Board. Mr. Burkhart Grund was eligible and has stated his willingness to accept the appointment. In accordance with the recommendation of the NGSC and clause 23.1 of the articles of association, it was recommended by the Supervisory Board that Mr. Burkhart Grund is appointed as member of the Supervisory Board subject to the completion of the Transaction and with effect from the completion of the Transaction for a period of four years, with due regard for clause 23.3 of the articles of association of the Company. The relevant biographical information concerning Mr. Burkhart Grund was included in the explanatory notes to the agenda for the EGM.

In the Meeting, 78,810,392 shares were represented. There were 174,853 abstentions, which were not calculated in the voting. There were 825,484 votes against and the remaining votes were for, which meant that the proposal to appoint Burkhart Grund as member of the Supervisory Bord subject to, and with effect from, completion of the Transaction, i.e., upon completion of the sale and purchase of the shares in YNAP, was adopted.

3.       Amendment of the articles of association of the Company (two resolutions)

3a. The Chairperson moved on to the proposal to amend the articles of association of the Company to change the name of the Company from MYT Netherlands Parent B.V. into LuxExperience B.V. (clause 2.1 of the articles of association), subject to the completion of the Transaction. As part of the name change, it was proposed to update any internal plans, policies, regulations and similar documents with the new name of the Company, being LuxExperience B.V., insofar required.

3b. Further, it was proposed to amend clause 15.3 of the articles of association of the Company to reflect that the remuneration of individual members of the Management Board with respect to share and share option schemes shall also be determined by the Supervisory Board, with due observance of the remuneration policy of the Company.

The proposed resolutions to amend the articles of association of the Company also include granting a power of attorney to every member of the Management Board, the Company’s corporate secretary, and every civil-law notary, candidate civil-law notary, paralegal and notarial assistant at Baker & McKenzie Amsterdam N.V. in Amsterdam, The Netherlands, to have the deed of amendment of the articles of association executed. A complete version of the proposed amendment of the articles of association and the explanatory notes are available free of charge at mytheresa.com and are included in the meeting documents.

For item 3a., the proposal to change the statutory name of the Company from MYT Netherlands Parent B.V. into LuxExperience B.V. (clause 2.1 of the articles of association), subject to the completion of the Transaction, there were 174,955 abstentions. There were 383 votes against and the remaining votes were for, which meant that the proposal to amend the articles of association of the Company to change the statutory name of the Company from MYT Netherlands Parent B.V. into LuxExperience B.V. (clause 2.1 of the articles of association), subject to the completion of the Transaction, and to grant the power of attorney was adopted.

For item 3b, the proposal to amend clause 15.3 of the articles of association of the Company to reflect that the remuneration of individual members of the Management Board with respect to share and share option schemes shall also be determined by the Supervisory Board, with due observance of the remuneration policy of the Company, there were 178,143 abstentions. There were 5,032,093 votes against and the remaining votes were for, which meant that the proposal to amend the articles of association of the Company to reflect that the remuneration of individual members of the Management Board with respect to share and share option schemes shall also be determined by the Supervisory Board, with due observance of the remuneration policy of the Company, and to grant the power of attorney was adopted.

4.        Proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan (resolution)

The Chairperson continued with agenda item 4 which was the proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan.

The Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan (the 2023 Omnibus Plan) was approved by the General Meeting in 2023. The Company has conducted a review of the 2023 Omnibus Plan to determine whether it needs updating also in view of the completion of the Transaction to encompass any awards to be made under the 2023 Omnibus Plans to employees of YNAP. This has resulted in a proposal to further amend and restate the 2023 Omnibus Plan. The proposed changes include, inter alia, an adjustment of the pool of reserved shares that may be granted under the 2023 Omnibus Plan, ratification of any and all grants made under the 2023 Omnibus Plan from the date it became effective on November 8, 2023, and a further increase of the pool of reserved shares effective as of, and subject to the completion of the Transaction.The Supervisory Board recommends to the General Meeting to adopt the Second Amended and Restated 2023 Omnibus Incentive Compensation Plan.

For the proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan, there were 1,572,166 abstentions and 5,031,683 votes against and all votes were for, which meant that the proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan was adopted.

5.       Closing

As there were no further questions, the Chairperson thanked all for attending the meeting and closed the meeting.

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